Exhibit 99.1

Sunlands Technology Group Announces Change to Board and Audit Committee Composition

BEIJING, May 31, 2024 -- Sunlands Technology Group (NYSE: STG) (“Sunlands” or the “Company”), a leader in China’s adult online education market and China’s adult personal interest learning market, today announced the appointment of Mr. Yingda Song as an independent director of the Company and a member of the audit committee of the Board (the “Audit Committee”), effective upon May 31, 2024. For personal reasons, Mr. Yifan Li has tendered his resignation from the position of an independent director and a member of the Audit Committee, effective upon the same date.

Mr. Peng Ou, founder and chairman of the Board, said, “On behalf of the Board and executive team, I would like to thank Yifan for his contributions during his time at Sunlands, and wish him the best in his future endeavors. We are also delighted to welcome Yingda to the Board. We look forward to benefitting from Yingda’s rich experience and profound insight as we continue to bring our leading technology and educational content to China’s adult online education market and adult personal interest learning market.”

 About Sunlands

Sunlands Technology Group (NYSE: STG) ("Sunlands" or the "Company"), formerly known as Sunlands Online Education Group, is a leader in China's adult online education market and China’s adult personal interest learning market. With a one to many, live streaming platform, Sunlands offers online professional courses and educational content, including various interest courses, aimed at preparing students for professional certification exams, enhancing their professional skills, and catering to their personal interests, as well as various degree- or diploma-oriented post-secondary courses. Students can access its services either through PC or mobile applications. The Company's online platform cultivates a personalized, interactive learning environment by featuring a virtual learning community and a vast library of educational content offerings that adapt to the learning habits of its students. Sunlands offers a unique approach to education research and development that organizes subject content into Learning Outcome Trees, the Company's proprietary knowledge management system. Sunlands has a deep understanding of the educational needs of its prospective students and offers solutions that help them achieve their goals.

For more information, please visit https://ir.sunlands.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Sunlands may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Sunlands' beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Sunlands' goals and strategies; its expectations regarding demand for and market acceptance of its brand and services; its ability to retain and increase student enrollments; its ability to offer new courses and educational content; its ability to improve teaching quality and students’ learning results; its ability to improve sales and marketing efficiency and effectiveness; its ability to engage, train and retain new faculty members; its future business development, results of operations and financial condition; its ability to maintain and improve technology infrastructure necessary to operate its business; competition in the online education industry in China; relevant government policies and regulations relating to Sunlands’ corporate structure, business and industry; and general economic and business condition in China Further information regarding these and other risks, uncertainties or factors is included in the Sunlands' filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Sunlands does not undertake any obligation to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

Sunlands Technology Group

Investor Relations

Email: sl-ir@sunlands.com

SOURCE: Sunlands Technology Group